August 20, 2024

Arthur Halleran
Chief Executive Officer
Trillion Energy International Inc.
838 West Hastings Street, Suite 700
Vancouver, British Columbia
V6C 0A6 Canada

       Re: Trillion Energy International Inc.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed May 7, 2024
           File No. 000-55539
Dear Arthur Halleran:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2023
General

1. We note that you have filed various reports on SEDAR in Canada, including new releases, material change reports, and oil and gas disclosure filings, which you have not also furnished on Form 6-K. Rule 13a-16 of Regulation 13A and General Instruction B to
       Form 6-K require that you promptly furnish information on Form 6-K that you (i) make public pursuant to laws of the jurisdiction of your domicile or in which you are incorporated or organized, (ii) file with a stock exchange on which your securities are traded and which is made public by that exchange, or (iii) distribute to security holders.

       The required information includes that which is material with respect to the issuer and its subsidiaries concerning changes in the business; changes in management or control;
       acquisitions or dispositions of assets; bankruptcy or receivership; changes in the certifying accountants; the financial condition and results of operations; material legal proceedings;
 August 20, 2024
Page 2

       changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount of securities or indebtedness; the results of the submission of matters to a vote of security holders;
       transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information that is considered to be of material importance to security holders.

       Please address this requirement with regard to the missing reports and adhere to this requirement in conjunction with future publications.

Major Shareholders and Related Party Transactions, page 25

2. We note that you had identified three parties having beneficially owned 5% or more of your shares in the disclosures provided in your 2020 annual report pursuant to Item 403 of
       Regulation S-K, though have not provided similar disclosures pursuant to
Item 7 of Form
       20-F in any of the three subsequently filed annual reports.

       Please explain to us how you determined that no information would be required to address this disclosure requirement if this is your view.

Financial Statements
Audit Report, page F-1

3. We note that you filed three years of financial statements though have presented only the most recent two fiscal years on an audited basis. We understand that your 2021 financial statements were originally presented based on U.S. GAAP and were audited by
       Harbourside CPA LLP, though were subsequently adjusted in conjunction with your adoption of IFRS and correction of an error, as described in Notes 2(r) and 25 to the financial statements provided in your 2022 annual report.

       Given the nature and extent of adjustments made to the 2021 financial statements, and the guidance in Q4/A4 of the June 9, 2006 PCAOB publication "Adjustments to Prior-Period
       Financial Statements Audited by a Predecessor Auditor" it appears that you should have the 2021 financial statements restored (to include the disclosures referenced above) and fully audited by MNP LLP to comply with Item 8.A.3 of Form 20-F.

4.     We understand that you changed auditors from Harbourside CPA LLP to MNP
LLP
       sometime after filing your annual report for 2021, though have not provided disclosure regarding this change in either of the subsequent annual reports.

       Please expand your disclosures on page 37 to include the information prescribed by Item
       16.F of Form 20-F, concerning your change in auditor, and address the requirement to provide letters from the predecessor and successor auditors as exhibits. August 20, 2024
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation